Flotek Industries, Inc.

7030 Empire Central Drive

Houston, Texas 77040

September 10, 2007

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Flotek Industries, Inc.

Form 10-K for the Fiscal Year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Quarterly Period ended June 30, 2007

Filed August 9, 2007

File No. 001-13270

Dear Mr. O’Brien,

We have received your comment letter dated August 16, 2007. Your comments are presented below followed by Flotek’s response to each comment.

Form 10-K for the Fiscal Year ended December 31, 2006

General

1.	As requested on page 6 in our comment letter dated July 19, 2007, please provide the three acknowledgements in your next response to us. These are:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Flotek Response:

Please see our Statement of Acknowledgement at the end of this letter.

Note 3 – Acquisitions, page 41

2.	We have reviewed your response to our prior comment 5. It is unclear to us how you determined a threshold of 50% is the materiality threshold to disclose pro forma financial information when you have acquired a series of individually immaterial business combinations pursuant to paragraph 54 of SFAS 141. We also note that it appears that you have determined that these 3 acquisitions are material in the aggregate as you have provided the appropriate disclosures pursuant to paragraphs 51 through 53 of SFAS 154. As such, in future filings, please ensure that you provide appropriate pro forma financial information pursuant to paragraph 54 of SFAS 141.

Flotek Response:

We will revise future filings to include appropriate pro forma financial information pursuant to paragraph 54 of SFAS 141.

3.	We have reviewed your response to our prior comment 6 and have the following comments:

•

You have responded that you have been working with a third party valuation consultant to estimate the value of intangible assets acquired and that you have revised the estimated fair value of intangible assets acquired as of June 30, 2007. We note that you reclassed $1.3 million from goodwill to intangible assets. Please tell us how far along you are in the process and if you anticipate additional adjustments. We note that the allocation period should usually not exceed one year from the consummation of a business combination.

•

Notwithstanding the above, and in light of the facts that were included in our prior comment 6, we repeat our comment to explain to us your analysis to allocate significant amounts of your assets acquired to goodwill as opposed to allocating amounts to intangible assets pursuant to paragraphs 39 and A10 through A28 of SFAS 141.

•

If you continue to determine that your goodwill allocations are appropriate, please explain to us, for each of your acquisitions in 2006 and 2007, the specific factors that contributed to a purchase price that resulted in goodwill recognition and provide these disclosures in your future filings. We note that goodwill is 32% of your total assets as of June 30, 2007.

Flotek Response:

We have completed our assessment of the value of intangible assets acquired in conjunction with business acquisitions as of June 30, 2007 and do not anticipate additional adjustments.

In assessing the purchase price allocation for each acquisition, the Company compiles a comprehensive list of potential identifiable intangible assets including trade names, customer lists and technology-based intangible assets. Our acquisitions in 2006 and 2007 related to our Drilling Product and Artificial Lift segments. These segments serve fragmented markets and sales activity is driven by availability of inventory and tools, local service capability and relationships with key individuals, rather than technological differentiation or trade/brand names. As a result, the intangible assets acquired primarily consist of customer relationships and non-compete agreements. The ability to improve utilization of existing assets, an established assembled workforce, economies of scale and operational synergies support the amount of goodwill recognized.

The Company made acquisitions in the Drilling Products segment primarily to expand geographically, expand our rental tool fleet and improve the utilization of the combined rental tool fleet. We estimate that it would take the Company 18 to 24 months to build the equivalent tool fleet and service capability internally. In addition, significant ongoing capital expenditures are required to sustain existing sales levels because tools wear out and are lost-in-hole. The Company would suffer high customer attrition if the ongoing capital expenditures were not made since tool availability is the key driver to sales and rentals. As a result, the high capital expenditures reduce the fair value assigned to the customer relationships.

The Company made acquisitions in the Artificial Lift segment primarily to expand its production driven revenue base and provide a complementary product line to increase sales of our existing product line, Petrovalve. The capital expenditures required in this segment are much lower than in the Drilling Products segment and therefore the fair value of customer relationships are higher.

Form 10-Q for the Quarterly Period ended June 30, 2007

Note 6 – Goodwill, page 7

4.	We note that you disclose that you received a third party valuation to determine adjustments to goodwill. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm. Refer to Section 436(b) of Regulation C.

Flotek Response:

We will revise future filings to remove reference to the use of a third party valuation in determining the value of intangible assets acquired.

Note 14 – Segment Information, page 10

5.	We note your revised disclosures regarding your international revenue in response to our prior comment 9. In future filings, please disclose how you attribute revenues to international sales and disclose your long-lived assets located outside of the United State. Refer to paragraph 38 of SFAS 131.

Flotek Response:

We will revise future filings to disclose our method to attribute revenues to international sales and disclose our long-lived assets located outside of the United States.

Statement of Acknowledgement from the Company

We understand and acknowledge that Flotek Industries, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

We understand and acknowledge that Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

We understand and acknowledge that Flotek Industries, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if there is anything else you require.

Sincerely,

/s/ Jerry D. Dumas, Sr.

Jerry D. Dumas, Sr. Chief Executive Officer Flotek Industries, Inc.

/s/ Lisa G. Meier

Lisa G. Meier Chief Financial Officer Flotek Industries, Inc.

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